UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

LAKES ENTERTAINMENT, INC.

(Exact Name of Registrant as Specified in its Charter)

Minnesota (State of Incorporation or Organization)	41-1913991 (I.R.S. Employer Identification No.)

130 Cheshire Lane, Suite 101

Minnetonka, Minnesota 55305

(Address of Principal Executive Offices)

(Zip Code)

(952) 449-9092

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
Common Stock Purchase Right	NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The response to Item 1 of the Registration Statement on Form 8-A filed by Lakes Entertainment, Inc. (“Company”) filed on December 12, 2013 is hereby amended by and replaced in its entirety by the following.

On December 12, 2013, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of Common Stock of the Company to the stockholders of record at the close of business on December 23, 2013 (the “Record Date”).  On January 25, 2015, the Board of Directors of the Company amended and restated the terms of the agreement relating to the Right pursuant to an Amended and Restated Rights Agreement between the Company and Wells Fargo Shareowner Services, a division of Wells Fargo Bank, National Association, as Rights Agent, dated effective as of such date (the “Rights Agreement”).

As amended and restated, the Rights Agreement is intended to help to ensure that the Company can continue to utilize its existing net operating loss carryovers, capital loss carryover, general business credit carryovers, alternative minimum tax credit carryover, foreign tax credit carryover, and any net unrealized “built-in loss” within the meaning of Sections 382 and 383 of the Internal  Revenue Code of 1986, as amended.

Except as set forth below, each Right entitles the registered holder to purchase from the Company one share of its common stock, par value $.01 per share (the “Common Stock”), at a price of $30 per share (the “Purchase Price”), subject to adjustment, after taking into account the reverse split of the Company’s Common Stock which was effective between the Record Date and the effective date of the Rights Agreement.  The description and terms of the Rights are set forth in the Rights Agreement.

Initially, the Rights will be attached implicitly to all Common Stock certificates representing shares then outstanding (or Book Entry shares of Common Stock), and no separate Right certificates will be distributed.  Until the earlier to occur of ten (10) Business Days following (i) the date of a public announcement, or the Board of Directors becomes aware (the “Stock Acquisition Date”), of the existence of a person or group of affiliated or associated person has acquired beneficial ownership of 4.99% or more of the Common Stock (an “Acquiring Person”), or (ii) the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons having beneficial ownership of 4.99% or more of Common Stock without the prior consent of the Board of Directors (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate or by Book Entry.  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates.  From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates or Book Entry shares issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock or Book Entry shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on the earliest of (i) the third anniversary of the closing of the merger pursuant to the Merger Agreement dated January 25, 2015 among the Company, Lakes Golden Acquisition Corporation, Sartini Gaming, Inc. and The Blake L. Sartini and Delise F. Sartini Family Trust (the “Merger Agreement”), (ii) redemption by the Company as described below, (iii) the date on which the Rights are exchanged pursuant to the terms of the Rights Agreement, (iv) the close of business on January 25, 2016 if stockholders do not approve the Rights Agreement, or (iv) when the Board determines that the NOLs are no longer available, have been fully utilized, or that the impact of an ownership change under Sections 382 and 383 of the Internal Revenue Code would not materially and adversely impact the Company.

In the event that, at any time following the Distribution Date, any person, other than a person expressly excluded under the Rights Agreement, becomes an Acquiring Person, the holder of a Right (except with respect to Rights held by the Acquiring Person, its Affiliates and Associates and certain transferees of the Acquiring Person or such Affiliates or Associates) shall (subject to possible suspensions provided for in the Rights Agreement) thereafter be entitled to receive, upon exercise thereof at the then current Purchase Price of the Right, Common Stock of the Company which has a value equal to twice the Purchase Price (such right being called the “Flip-In Right”).  Certain persons are excluded from becoming an Acquiring Person under the Rights Agreement, including holders who own 4.99% or more of the Company’s Common Stock as of the effective date of the amendment and restatement of the Rights Agreement and the acquisition of 4.99% or greater of the Company’s Common Stock pursuant to the Merger Agreement. In addition, the amended provisions of the Rights Agreement permit the Board of Directors to exempt certain acquisitions of Common Stock from triggering the provisions of the Rights Agreement either prior to or after acquisition.

A majority of the Board of Directors (as determined in its discretion by the vote of a majority of the Directors then in office) may elect to distribute cash, other securities or other property in lieu of Common Stock to the Right holders upon the exercise of their Rights following any such event.  In the event that, at any time following the Distribution Date, the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right (in lieu of the Flip-In Right) to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value equal to twice the Purchase Price of the Right (such right being called the “Flip-Over Right”).  Upon the occurrence of any of the events giving rise to the exercisability of the Flip-In Right or the Flip-Over Right, any Rights that are or were at any time owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person became such shall become null and void.

For example, at a Purchase Price of $30 per Right, if (i) any person becomes an Acquiring Person or (ii) the Company is the surviving corporation in a merger with an Acquiring Person in which the Common Stock is not converted or exchanged, each Right other than a Right owned by the Acquiring Person, would entitle its holder to purchase $60 worth of the Company's Common Stock (i.e., three shares, assuming a then current market price of $20 per share) for $30.

If, following the Distribution Date, there occurs (i) a business combination with another entity in which the Company’s Common Stock is converted or exchanged, or (ii) a sale of 50% or more of the Company’s assets or earning power, each Right would entitle its holder to purchase $60 worth of the acquiring entity's stock for $30.

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.  No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

At any time prior to the earlier to occur of (i) the tenth Business Day following a Stock Acquisition Date, or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Board of Directors (as determined in its discretion by the vote of a majority of the Directors then in office) may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that (a) such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person, or (b) an Acquiring Person has reduced his beneficial ownership to less than 4.99% of the then outstanding shares of Common Stock and there exists no other Acquiring Person at the time of such redemption.  The redemption of Rights described in the two preceding sentences shall be effective only as of such time when the Flip-In Right is not exercisable, and in any event, only after 10 business days prior notice.  Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Additionally, the Board of Directors may also, at any time from and after a Stock Acquisition Date, exchange one share of Common Stock for each Right held by a shareholder other than the Acquiring Person during such time as the Acquiring Person holds any amount of Common Stock between 4.99% and 50% of the then outstanding shares.

Until a Right is exercised, it will not entitle the holder to any rights as a stockholder of the Company (other than those as an existing stockholder), including, without limitation, the right to vote or to receive dividends.

The terms of the Rights may be amended by the Board of Directors of the Company (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A.  A copy of the Rights Agreement is available free of charge from the Company.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2. Exhibits.

Exhibit	Description
4.1

Amended and Restated Rights Agreement dated January 25, 2015 by and between Lakes Entertainment, Inc. and Wells Fargo Shareholder Services, a division of Wells Fargo Bank, National Association, as Rights Agent (Incorporation by reference to Exhibit 4.1 of Form 8-K filed on January 25, 2015).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: January 27, 2015	LAKES ENTERTAINMENT, INC.

	By:	/s/ Timothy J. Cope
	Name:	Timothy J. Cope
	Title:	President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
4.1

Amended and Restated Rights Agreement dated January 25, 2015 by and between Lakes Entertainment, Inc. and Wells Fargo Shareholder Services, a division of Wells Fargo Bank, National Association, as Rights Agent (Incorporation by reference to Exhibit 4.1 of Form 8-K filed on January 25, 2015).